October 7, 2015

BY EDGAR

Ms. Jaime G. John
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

RE:	Ladder Capital Corp
Form 10-K for the fiscal year ended December 31, 2014
Response dated August 27, 2015
File No. 1-36299

Dear Ms. John:

Ladder Capital Corp, a Delaware corporation (the “Company”), hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 29, 2015 (the “Comment Letter”) in relation to the above-referenced filing.

Set forth below in this letter is the Company’s response to the comment raised in the Comment Letter. For the convenience of the Staff, the Company has restated the Staff’s comment in this letter. All references to page numbers correspond to the page numbers in the Company’s above-referenced filing.

Note 8. Fair Value of Financial Instruments, page 156

1.
We note your response to our previous comment 2. Please tell us how you considered the disclosure requirements within ASC 820-10-50-2(g), particularly given your intention to provide additional quantitative disclosures under ASC 820-10-50-2(bbb). Refer also to ASC 820-10-55-106.

Response: Commencing with the Company’s Form 10-Q for the quarter ended September 30, 2015, the Company will include narrative disclosures required by ASC 820-10-50-2(g) regarding the sensitivity of the fair value measurement to changes in unobservable inputs for its Level 3 investments carried at fair value on its combined consolidated balance sheets.

U.S. Securities and Exchange Commission
Jaime G. John
October 7, 2015

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Please contact the undersigned at 212-715-3170 should you require further information or have any questions.

Very truly yours,

/s/ Marc Fox
Marc Fox Chief Financial Officer Ladder Capital Corp